Exhibit 99.5
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

SECURITIES AND EXCHANGE COMMISSION,	:
100 F Street, N.E.	:
Washington, D.C. 20549-4631,	:
:
Plaintiff,	:
:
v.	:
:
BAKER HUGHES INCORPORATED and	:
ROY FEARNLEY,	:
	:	COMPLAINT
:
Defendants.	:

Plaintiff, Securities and Exchange Commission (“Commission”), alleges that:
SUMMARY
     1. From at least 1998 through 2003, Baker Hughes Incorporated (“Baker Hughes” or the “Company”), paid approximately $5.2 million to agents while knowing that some or all of the money was intended to bribe government officials in Kazakhstan. These commission payments were made to influence acts and decisions by foreign officials in Kazakhstan who were employed by the country’s state-owned oil companies to obtain or retain business for Baker Hughes. Baker Hughes lacked sufficient internal controls to prevent or detect such improper payments, and improperly recorded the payments in its books and records.
     2. One agent was hired in late September 2000 near the very end of a long competitive tender process for a significant oil services contract for the Karachaganak oil field in Kazakhstan. Baker Hughes retained this agent on the understanding that Kazakhoil, Kazakhstan’s national oil company, had demanded that the agent be hired to influence senior-

level employees of Kazakhoil to approve the award of the closed tender to Baker Hughes. The agent was hired even though Baker Hughes did not need any legitimate services from an agent at this late juncture in the tender process as its bid had been submitted approximately seven months prior and it was just then awaiting for the business to be awarded; Baker Hughes already understood it was to be recommended the contract by the tendering group, a consortium of oil companies called Karachaganak Integrated Organization (“KIO”); agents were not legally required for such tenders in Kazakhstan; and Baker Hughes had conducted no due diligence as to the agent’s background, competence or track record. In fact, Baker Hughes failed to conduct any meaningful due diligence on the agent until more than two years after its retention, after approximately $2.5 million had already been paid to the agent.
     3. Baker Hughes retained the agent principally at the urging of Roy Fearnley, a Baker Hughes business executive located in Kazakhstan, who also was Baker Hughes’ primary coordinator for its bid on the Karachaganak tender. Fearnley told his bosses that the “agent for Kazakhoil” told him that unless the agent was retained, Baker Hughes could “say goodbye to this and future business.” Recognizing the urgency of the situation, Fearnley sought and obtained the approvals from senior executives across several operating divisions of Baker Hughes to engage the agent.
     4. Baker Hughes was awarded the Karachaganak contract in October 2000, and it generated $219.9 million in gross revenues from 2001 through 2006. From May 2001 to November 2003, Baker Hughes made twenty-seven commission payments to the agent’s London bank account totaling over $4.1 million. Of that amount, Baker Hughes paid approximately $2.3 million on its own behalf with the balance of $1.8 million paid by Baker Hughes on behalf of its subcontractors. Baker Hughes received no identifiable services from the agent in exchange for such commission payments.
     5. Baker Hughes retained a second agent in Kazakhstan in 1998, and made commission payments to the agent from July 1998 to April 1999. A senior official and a Country Manager of a Baker Hughes’ wholly-owned operating subsidiary authorized payments to this agent to influence acts and decisions by foreign officials in Kazakhstan for the benefit of Baker Hughes. The commission payments to the agent’s company were made at the direction of a high-ranking executive of KazTransOil, Kazakhstan’s national oil transportation company, who was therefore in a position to influence or determine the award of a chemical contract obtained by Baker Hughes. Baker Hughes paid agent commissions of nearly $1.1 million, reflecting a commission of approximately 30% on gross revenues on the contract of more than $3.2 million. Baker Hughes retained the agent without having conducted any due diligence at all as to its background, competence or track record.
     6. Between 1998 and 2005, Baker Hughes also made payments in Kazakstan and other countries either to agents or to other individuals, including public officials, in circumstances that reflected a failure to implement sufficient internal controls to determine whether the payments were for legitimate services, whether the payments would be shared with government officials, or whether these payments would be accurately recorded in Baker Hughes’ books and records. Examples include, but are not limited to, the following: (1) in Angola, from 1998 to 2003, Baker Hughes paid an agent more than $10.3 million in commissions under circumstances in which the company failed to adequately assure itself that such payments were not being passed on to employees of Sonangol, Angola’s state-owned oil company, to obtain or retain business in Angola; Baker Hughes also failed to conduct any meaningful due diligence into the background of this agent; (2) in Nigeria, a Baker Hughes operating subsidiary made a payment to a tax consultant in 2001 under circumstances in which it failed to make an adequate inquiry to determine whether all or a part of such payment was to be funneled to a Nigerian government official (the payment was also inaccurately recorded in the company’s books and records); (3) in Indonesia, between 2000 and 2003, Baker Hughes paid certain freight forwarders to import equipment into Indonesia using a “door-to-door” process under circumstances in which the company failed to adequately assure itself that such payments were not being passed on, in part, to Indonesian customs officials; (4) Baker Hughes authorized payments to a company in Kazakhstan for an option to lease a parcel of land in connection with another oil services contract bid while knowing that a high-ranking executive of the Kazakhstan national oil company had a direct or indirect interest in the company; moreover, the payee company was controlled, directly or indirectly, by the principal of the same agent to which Baker Hughes improperly agreed to make payments back in 2000 for the Karachaganak project; (5) in Nigeria, between at least 2001 and 2005, Baker Hughes authorized payments to certain customs brokers to facilitate the resolution of alleged customs deficiencies under circumstances in which the company failed to adequately assure itself that such payments were not being passed on, in part, to Nigerian customs officials; and (6) from 1998 to 2004, Baker Hughes authorized commission payments of nearly $5.3 million to another agent (who worked in Kazakhstan, Russia and Uzbekistan) under circumstances in which the company failed to determine whether such payments were, in part, to be funneled to government officials in violation of the FCPA.
     7. By making these payments, Baker Hughes violated the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act” or “FCPA”) as incorporated into the federal securities laws as Sections 30A, 13(b)(2)(A), 13(b)(2)(B) of the Securities Exchange Act of 1934 (“Exchange Act”), and also violated Section 13(b)(5) of the Exchange Act.
     8. In addition, by authorizing and directing these payments, Roy Fearnley violated the FCPA as incorporated into the federal securities laws as Sections 30A, and aided and abetted

Baker Hughes’ violations of Sections 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act, and also violated Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder,
     9. In addition to violating the federal securities laws, certain of this conduct violated a cease-and-desist order against Baker Hughes issued by the Commission on September 12, 2001. The Commission issued the cease-and-desist order after finding that Baker Hughes violated the FCPA’s books and records and internal controls provisions in connection with improper payments it made in Indonesia, Brazil and India.
     10. Baker Hughes and Roy Fearnley may, unless restrained and enjoined, continue to engage in the acts and practices set forth in this complaint and in acts and practices of similar purport and object.
JURISDICTION AND VENUE
     11. This Court has jurisdiction over this action pursuant to Sections 21(d), 21(e) and 27 of the Exchange Act [15 U.S.C. §§ 78u(d), 78u(e) and 78aa].
     12. Venue in the Houston Division of the Southern District of Texas is proper pursuant to Section 27 of the Exchange Act [15 U.S.C. § 78aa].
     13. In connection with the conduct described herein, Baker Hughes and Roy Fearnley made use of the mails or the means or instrumentalities of interstate commerce.
DEFENDANTS
     14. Baker Hughes is a Delaware corporation headquartered in Houston, Texas. Baker Hughes is a global provider of oilfield services and products both in the United States and, during the relevant period, through various operating subsidiaries outside the United States. Baker Hughes’ common stock is registered with the Commission pursuant to Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange.

     15. Roy Fearnley is a British national residing in Kazakhstan. From 1999 to 2003, Fearnley was employed by Baker Hughes as a Business Development Manager in Kazakhstan and later in Russia. As of September 2005, Fearnley was employed as Vice President of Business Development for an oilfield service company based in Kazakhstan with offices in Kazakhstan and the United States.
FACTS
A. Payments with respect to Karachaganak Oil Field, Kazakhstan
Background to the
Karachaganak Oil Field Project
     16. In November 1997, the Government of the Republic of Kazakhstan and Kazakhstan’s then national oil company, Kazakhoil, signed a 40-year Final Production Sharing Agreement with the partners of the Karachaganak Integrated Organization (“KIO”), consisting of Eni-AGIP S.p.A. of Italy, British Gas Exploration and Production Ltd. of the United Kingdom, ChevronTexaco Inc. of the United States and Lukoil Oil Co. of Russia, to develop and operate for world production the Karachaganak oil field near Aksai, Kazakhstan. To assist it in implementing this Production Sharing Agreement, the KIO consortium set out to tender a substantial oil drilling services contract for the Karachaganak oil field to outside vendors. The tender, which offered the potential for hundreds of millions of dollars of revenues to the winning bidder, would be for a variety of bundled services, including project management, oil drilling operations logistics and engineering support, among other services.
     15. As Kazakhstan’s national oil company, Kazakhoil was responsible for overseeing various oil and gas activities in the country, including the Karachaganak oil field project. KIO sought Kazakhoil’s approval at various stages of the tender process, including its approval of KIO’s recommendation for the ultimate award. As a reflection of this influence, Baker Hughes perceived that its fortunes with respect to the KIO tender relied, in large part, on Kazakhoil’s favorable recommendation.
     18. Prior to the Karachaganak contract, Baker Hughes’ Kazakhstan-related revenue was modest, with only approximately $10 million in revenues from its Baker Atlas, INTEQ and Baker Oil Tools divisions in 1999. By late 1999, Baker Hughes expected revenue for the Karachaganak project alone was approximately $100 million over three years. By October 2000, when the Karachaganak tender was ultimately awarded to Baker Hughes, expected revenue from the contract was nearly $200 million. Given the amount of revenue Baker Hughes expected to receive in Kazakhstan at that time, an individual who later became Baker Hughes’ Vice President of Marketing and Technology (the “VP of Marketing”) stated in November 1999 that winning the Karachaganak project was “crucial for the future health of [Baker Hughes] in Kazakhstan.”
The KIO Tender Process
     19. In October 1998, Baker Hughes learned about the specifics of KIO’s impending tender for the Karachaganak oil drilling services contract, and began coordinating its preparation for the bid. Among other items, Baker Hughes learned that the KIO tender required a company to submit a single integrated bid for all of the requested bundled services. Integrated bids were comparatively rare at Baker Hughes – frequently the Baker Hughes operating divisions prepared their own separate bids for a given contract; in fact, culturally and operationally the divisions frequently acted like stand-alone companies. An early internal Baker Hughes estimate suggested that 85% of the potential revenues and costs of the Karachaganak contract would be shared by three of Baker Hughes’ operating divisions — Baker Atlas, Baker Oil Tools and INTEQ. A single integrated bid also had the added complication of requiring Baker Hughes to coordinate with third-party subcontractors to provide those “gap” services that Baker Hughes could not provide itself.
     20. In December 1998, Roy Fearnley, then Baker Hughes’ Business Development Manager for Kazakhstan, was designated “Team Leader” to coordinate Baker Hughes’ Karachaganak tender submission. Fearnley’s strategy from the outset was to garner support from Kazakhoil and its senior-level employees. As part of this strategy, Fearnley and the VP of Marketing met with senior-level employees of Kazakhoil. Later, Fearnley reported to his supervisor that he had made contact with a particular high-ranking executive of Kazakhoil and had discussed a strategy for Baker Hughes’ pre-qualification and tender submission. Baker Hughes and Fearnley understood that this individual, in particular, wielded significant responsibility and decision-making authority over the Karachaganak tender.
     21. The KIO consortium’s tendering process began in earnest in late 1999, when Baker Hughes was informed that its pre-qualification was successful, and it received the official tender documents (along with other competing bidders). Baker Hughes then sent a tender team consisting of Fearnley and representatives from the various operating divisions to Holland to concentrate on putting together the draft tender submission.
     22. On or around February of 2000, the tender team presented the draft tender at a meeting in London that was attended by hemisphere vice presidents of three of Baker Hughes’ operating divisions. Among the topics discussed was the fact that Baker Hughes’ draft bid had very thin expected profit margins — around 5-6% — relative to the double digit margins typically expected of such projects. By the end of February 2000, more than a year after it began coordinating the effort, Baker Hughes submitted its integrated bid to the KIO for the Karachaganak oil field drilling services contract. Baker Hughes’ bid, when submitted, did not contain a provision for the retention of an agent and an agent was not foreseen as necessary to obtain the work.
     23. Because it was a “closed” tender, meaning the competing parties submitted blind bids for the tender, after Baker Hughes submitted its bid to the KIO consortium pricing negotiations on the submitted bids generally came to a halt. By late August 2000, other than providing “clarifications” to the KIO about its tender bid, or technical or legal responses to the terms of its bid, and discussions of whether to extend the terms of its bid for three additional years, Baker Hughes essentially had finished substantive negotiating with the KIO over its bid to win the Karachaganak contract. On September 12, 2000, Fearnley told his senior supervisor residing in Houston, Texas, the VP of Marketing, that though they had no “official” news, he had heard unofficially that Baker Hughes had won the Karachaganak tender and that they should know definitively within the week.
Baker Hughes Approached by “Kazakhoil . . . [T]hrough an [A]gent”
The Request for a Commission
     24. By September 14, 2000, the VP of Marketing had received a phone call from a senior level employee of Baker Hughes’ Western Geophysical division who informed him that Kazakhoil requested that Baker Hughes hire an agent in connection with the Karachaganak tender. On September 14, 2000, the VP of Marketing e-mailed Fearnley about his call from the Western Geophysical employee, stating that “I have heard rumours (from [Western] Geo[physical]) that the Kazakhs are looking for an agency agreement. I hope not at this late stage.” Fearnley confirmed the rumor in a reply e-mail that day, later telling the VP of Marketing and Baker Hughes’ Vice President of Sales (“VP of Sales”) in a follow-up e-mail that “[a]s you know from W[estern]G[eophysical] Kazakhoil approached me through an agent in London stating that to get Kazakhoil approval a 3% commission is required.” Fearnley went on to explain that the commission had been demanded despite his understanding that the KIO tender representatives already had recommended that Baker Hughes win the tender and were awaiting approval from their respective companies and Kazakhoil. Fearnley then added, “if one our (sic) competitors comes in with a pot of gold, it is not going to be our contract.”
     25. Fearnley, with approval from the VP of Marketing, determined that the best course of action was to respond by refusing the demand to hire the agent on the Karachaganak project, but offering to retain the same agent for future work in the region. This approach was consistent with the fact that the agent had performed no identifiable services for Baker Hughes with respect to Karachaganak to deserve a commission, and also, as Fearnley stated by e-mail, would “keep[] [Baker Hughes] clear of any critcism (sic) for this KIO contract.” After soliciting and receiving support from the eastern hemisphere vice presidents for the three divisions involved in the tender — Baker Atlas, Baker Oil Tools and INTEQ — Fearnley met with the agent to discuss the counteroffer.
     26. By Sunday, September 24, 2000, the agent had not only rejected Baker Hughes’ counterproposal for commissions based only on future business acquired, but had increased the pressure on Baker Hughes to pay a commission for Karachaganak. Fearnley explained to the VP of Sales, who was his immediate supervisor residing in Houston, Texas, and to the VP of Marketing that the “agent for Kazakhoil” was demanding that “unless we pay a commission relative to the KIO contract we can say goodbye to this and future business.” Fearnley also indicated that a decision was needed quickly, noting that Kazakhoil was expected to make a recommendation to the KIO tender team as to Baker Hughes’ bid the coming Tuesday, September 26, 2000, at a meeting in Kazakhstan and “unless we do this the recommendation for BH will be fought hard by Kazakhoil.” Fearnley went on to explain to the VP of Sales and to the

VP for Marketing that he now understood that a discounted 2% commission would “seal this support” for Baker Hughes’ bid.
Baker Hughes Hires the Agent
     27. Almost immediately, Fearnley and the VP of Sales began to canvass the division Vice Presidents for their support for the 2% commission. By the following morning, Monday, September 25, 2000, Fearnley and the VP of Sales had secured approvals from senior officials of Baker Atlas and Baker Oil Tools, and soon thereafter had approval from INTEQ as well. Because any agent commission payments would also have a financial impact on expected revenues to the subcontractors who were associated with Baker Hughes’ bid (because the commission payments would be deducted from revenue due to the subcontractors), Fearnley also scrambled to get their approvals to the commission payments. One of the subcontractors gently pushed back on the necessity for the commission before agreeing to go forward: “As I am sure you will agree being held to ransom at this late date is not palatable. . . . Our response to the question is do we have any option?” Fearnley responded to the subcontractor that even though it was “distasteful,” it was necessary.
     28. In the meantime, Fearnley was also attempting to formalize the agency relationship with the agent, a company based in the Isle of Man led by an individual citizen and resident in the United Kingdom. On that Sunday and Monday, September 24 and 25, 2000, Fearnley sent drafts to the agent’s principal of a one-page side letter reflecting Baker Hughes’ agreement to pay a 2% commission for the Karachaganak project based on the project’s revenues and a separate sales representation agreement that would appoint it as Baker Hughes’ agent for future services in Kazakhstan (excluding Karachaganak and certain other projects) at a commission of 3% of such services awarded. Fearnley’s cover e-mail to the agent’s principal attaching the side letter also referred to the link between the commission payment and approval of Baker Hughes’ bid: “[y]ou will note the consideration has been greatly increased and trust this will receive the recognition it deserves in the necessary corners of Kazakhstan in confirming their support to Baker Hughes.”
     29. By just after noon on Tuesday, September 26, 2000, on the same day as the meeting where Kazakhoil was expected to deliver its support, or not, for Baker Hughes’ bid to the KIO tender team, Fearnley finalized the commission arrangement with the agent. Sending the agent by e-mail a revised draft of the side letter and the sales representation agreement, Fearnley added a note that the signed sales representation agreement would be at the representative’s office in London “as soon as possible.”
     30. By at least September 29, 2000, Baker Hughes had retained the agent on the terms set forth in the side letter. On that day, the agent’s representative sent the original of the side letter to the agent’s office in the Isle of Man for safekeeping.
     31. The side letter was backdated to September 1, 2000, and provided for a 2% commission on revenues from the Karachaganak project, subject to Baker Hughes “being confirmed the winner of the tender and awarded the 3-year contract.” The side letter was not part of a formal sales representation agreement, and contained no FCPA language at all. Moreover, though it purported to obligate Baker Hughes to a 2% commission, the side letter was not subject to any prior legal review before it was submitted to the agent.
Baker Hughes’ Internal Controls Fail to Stop the Agent’s Hiring
     32. On Tuesday evening, September 26, 2000, the VP of Marketing e-mailed his supervisor, Baker Hughes’ then President of Oil Field Operations and soon-to-be Chief Operating Officer, requesting a meeting that night in their Houston, Texas headquarters about the Karachaganak tender. The VP of Marketing summarized the agenda for their proposed meeting, stating that “the Kazakhs are now threatening to resist the [Karachaganak] award unless we pay

2% agency fees for all services.” In addition to laying out various options, the Vice President described the possible consequences of not acquiescing, including losing the Karachaganak contract and potentially another large Kazakhstan tender Baker Hughes was bidding on at the time.
     33. The President of Oil Field Operations then held a meeting with the VP of Marketing in which they discussed Kazakhoil’s request that Baker Hughes retain the agent, the impact of paying a commission on their expected profit margins and other contract issues. When the VP of Marketing left the meeting, he had three directions from the President of Oil Field Operations: (i) to get the legal department involved in approving the hiring of the agent; (ii) to re-run their profitability numbers with the 2% agent commission built in, and (iii) to resolve the contract issues with their employee responsible for the legal negotiations on the contract terms.
     34. On September 27, 2000, the VP of Marketing followed up with his reports, Fearnley and the VP of Sales, directing them not to sign on to the deal until they have all discussed the open issues, which included the “Kazakh agency fees, on top of very aggressive pricing.” The VP of Marketing also asked Fearnley to re-run the financial projections for the Karachaganak project including the impact of the 2% commission payments. Fearnley executed a sales representation agreement with the agent on Baker Hughes’ behalf, dated September 27, 2000 (“Sales Representation Agreement”), before the revised numbers had been completed. The VP of Sales, who had been in contact with Baker Atlas, INTEQ and Baker Oil Tools, later confirmed that despite the projected thin operating margins at the time of the bid, the divisions were satisfied they could absorb the additional 2% haircut on their profits due to the commission payments.
     35. The Sales Representation Agreement purported to have commenced on September 1, 2000, and provided that the agent would receive a 3% commission on revenues invoiced by Baker Hughes on certain Kazakhstan projects, and specifically excluded the Karachaganak and other projects. The Sales Representation Agreement was executed on a pre-2000 form that did not include Baker Hughes’ recently revised FCPA language. As noted above (in paragraph 31), Baker Hughes’ obligation to pay the agent a 2% commission on the Karachaganak project was covered by a separate side letter also dated September 1, 2000 and sent by e-mail to the agent on September 26, 2000.
     36. On or about October 4, 2000, the VP of Marketing told one of Baker Hughes’ two most senior attorneys that the company planned to hire an agent in connection with the Karachaganak project and that the legal department should follow up with Fearnley to get the details. The senior attorney then forwarded to Fearnley a copy of the Company’s revised standard FCPA documentation that had been adopted in January 2000. These included standard forms of an agent’s contract, an agent’s questionnaire, a questionnaire on the agent’s references and a certification for the agent to execute. The senior attorney also asked whether the new procedures had been followed. Fearnley responded that he would attempt to substitute an agreement using the new, approved, form, and added: “There are still some issues such as a Dun and Bradstreet search to be done but I will follow all the issues as notified and advise you if we have any issues not in compliance with the thorough documents and procedures received.”
     37. Fearnley failed to follow any of the FCPA procedures issued to him by Baker Hughes’ legal department. Baker Hughes’ legal department otherwise failed to follow up with Fearnley. No one else at the Company verified whether or not the revised FCPA procedures had been followed. Neither Fearnley, nor anyone else at Baker Hughes, conducted any meaningful due diligence with respect to the agent until 2003. In March 2003, Fearnley alerted the agent’s principal to the impending due diligence process, claiming that Fearnley himself would be “in sole charge of the process and business justification.” It was only during these due diligence efforts that employees of Baker Hughes other than Fearnley learned for the first time the likely identity of the principals behind the agent.
Baker Hughes is Awarded the Karachaganak Tender
     38. By October 12, 2000, less than three weeks after retaining the agent as Baker Hughes’ agent in Kazakhstan and more than one year after Baker Hughes commenced its effort to win the project, Fearnley received word that Baker Hughes would be receiving a Letter of Intent from the KIO designating Baker Hughes as the winner of the Karachaganak tender. On or about October 23, 2000, Baker Hughes formally was awarded the Karachaganak contract. In May 2001, Baker Hughes began making commission payments to the agent pursuant to the side letter based on 2% of revenues earned on the Karachaganak project.
Fearnley Amends Sales Representation Agreement
     39. On or about November 3, 2002, or more than two years after Fearnley sent the side letter to the agent on Baker Hughes’ behalf to retain the agent on the Karachaganak project, and at a time when the Company had already made fourteen commission payments totaling approximately $2.6 million to the agent, a Baker Hughes tax manager identified the inconsistencies between the side letter and the second, more extensive, sales representation agreement with the agent. After Fearnley learned of the tax manager’s inquiry, he e-mailed the agent’s principal an amendment to the Sales Representation Agreement, providing for the 2% commission on the Karachaganak project. Although in his cover e-mail Fearnley referred to the fact that the side letter predated the signed Sales Representation Agreement, in the preamble to the attached amendment Fearnley described that “subsequent to our finalization of the [sales representation] Agreement a further change was agreed in relation to appointing [the agent] as Baker Hughes’ representatives in relation to the Karachaganak contract at a commission rate of 2% . . .” (italics added). The Company has no record of whether this amendment was ever executed. Even though it is unknown whether the amendment was ever executed, Baker Hughes nevertheless continued to make payments to the agent on the same basis as it had before the amendment.
Payments to the Agent
     40. From May 2001 to November 2003, Baker Hughes made 27 commission payments totaling approximately $4.1 million to the agent in connection with the Karachaganak contract. Approximately $1.8 million of these payments were made by Baker Hughes on behalf of its subcontractors on the project. All payments to the agent represented a 2% commission on net revenues earned by Baker Hughes and its subcontractors on the Karachaganak project. Although the agent was a registered Isle of Man company purportedly performing services for Baker Hughes in Kazakhstan, all of the commission payments were made from Baker Hughes’ U.S. accounts to a bank account in London in the name of the agent.
     41. The commission payments were then recorded on the books and records of Baker Hughes by division according to their allocable portion of revenue earned on the Karachaganak contract. In each case, the respective divisions inaccurately recorded their allocations of the agent payments as “commissions,” “fees” or “legal services.” No legal or other identifiable services were performed by the agent for Baker Hughes.
     42. Baker Hughes ultimately realized approximately $220 million in gross revenues on the Karachaganak project.
B. Fearnley Pressures Subcontractor to Hire the Agent on New Tender
     43. In May 2002, one of Baker Hughes’ subcontractors on the Karachaganak project was bidding on several unrelated contracts for oil services tendered by the KIO. The subcontractor is an issuer under the Exchange Act. On or around May 28, 2002, Fearnley contacted the subcontractor’s business development manager for Kazakhstan and informed him that Baker Hughes’ agent on the Karachaganak project was aware that the KIO was evaluating a bid from the subcontractor, and expressed an interest in representing the subcontractor on the same terms as it had with Baker Hughes on the Karachaganak project. No information was provided to the subcontractor as to how an Isle of Man company knew what bids were being evaluated by the KIO. The agent’s principal followed up on Fearnley’s message by forwarding on May 28 a draft agency agreement to the subcontractor’s business development manager, who then forwarded it to a senior executive for the division responsible for the tender.
     44. On June 14, 2002, the agent’s principal contacted the division senior executive directly to find out which specific tenders the subcontractor was then bidding on with the KIO. Two days later, on Sunday, June 16, the senior executive responded by e-mail with reference numbers for its two bids, requested that the agent’s principal provide a status update on the tenders, and requested a further discussion with the agent as to how it could assist on one or both of the projects. During the week of June 17, 2002, before the agent’s principal responded to the senior executive, KIO contract management informed the subcontractor that it had been recommended for the project and that the details were being sent to KIO senior management for approval.
     45. On July 9, 2002, three weeks after the subcontractor learned it had been recommended for the project, the agent’s principal responded by e-mail to the senior executive’s June 16 message, expressing that “the contract in question appears to be for Nitrogen/Helium leak testing services over a 2 year period.” With no further communication between the agent and the subcontractor, the subcontractor was formally awarded the tender on July 12, 2002. On July 18, 2002, the senior executive at the subcontractor e-mailed the agent that because it had already been awarded the subject tender, they would not be requiring the agent’s assistance on the project.

     46. At this point, Fearnley surfaced again as a liaison for the agent. Fearnley contacted the senior executive on August 12, 2002, and informed him that the agent “gave support to [the subcontractor’s] bid and that is why you were awarded the contract.” Fearnley went on to suggest that if the subcontractor failed to keep a “promise” made to the agent, then this failure could impact the subcontractor’s work on the awarded contract and could impact Baker Hughes’ and the subcontractor’s work on the ongoing Karachaganak project as it prepared to come up for contract renewal.
     47. On or around August 28, 2002, the subcontractor contacted Fearnley and informed him that the company agreed to pay the agent a 2% commission for the nitrogen leak testing project that was awarded to it by the KIO in the prior month. The subcontractor formally entered into a sales representation agreement with the agent in November 2002, nearly four months after the contract award. The sales representation agreement provided that in exchange for a 2% commission, the agent would, among other things, “work diligently to protect and promote the interests of [the subcontractor],” “promote and procure sales and to negotiate and assist in the conclusion of contracts,” and “assist [the subcontractor] in obtaining and expediting for [its] employees or its affiliates . . . all such visas, work or residence permits, quotas and permissions as may be required . . . .” The subcontractor executed this formal sales representation agreement, engaged the agent despite the fact that the agent had performed no services for the subcontractor in connection with the tender and performed no services after the bid was awarded, and paid approximately $20,000 to the agent’s London bank account.
C. Payments Directed by High-Ranking Executive of KazTransOil
     48. From 1998 to 1999, a Baker Hughes operating subsidiary made payments to another agent with an offshore account at the direction of a high-ranking executive of

KazTransOil, the national oil transportation operator of the Republic of Kazakhstan. In that capacity, the executive was in a position to award business to Baker Hughes.
     49. Baker Hughes’ wholly-owned subsidiary Baker Petrolite generally specializes in selling chemicals, such as corrosion inhibitors, used in oil services processes. In early 1998, Baker Petrolite (through a foreign subsidiary) was seeking to enter into a large chemical contract with KazTransOil. Before the agreement could be finalized, a Baker Petrolite District Manager learned that the contract was being delayed by KazTransOil. Shortly thereafter, the District Manager was contacted by an individual who purported to act on behalf of a company (“FT Corp.”), who offered to act as Baker Petrolite’s agent in connection with the chemical contract.
     50. The District Manager informed his supervisor that Baker Petrolite was under pressure to hire FT Corp. as Baker Petrolite’s agent for fear that if it was not hired, the contract could have been awarded to a competitor. Although Baker Petrolite already had an agent assisting with chemical contracts in Kazakhstan, Baker Petrolite hired FT Corp. as its agent for the contract. Neither Baker Petrolite nor anyone at Baker Hughes conducted any due diligence with respect to FT Corp., or the individual who purported to work on its behalf, either before or after the engagement.
     51. The agency agreement Baker Petrolite signed with FT Corp. was limited to a single page. The agreement contained no reference to the FCPA. Under the terms of the agreement, Baker Petrolite agreed to pay a commission to FT Corp., wired to a Swiss bank account, based on the cost per ton that the agent negotiated above the set price that Baker Petrolite established for the sale to KazTransOil. In exchange for this commission, the agent was to carry out “laboratory and field experiments” to demonstrate the suitability of Baker Petrolite’s corrosion inhibitor in the marketplace, carry out “marketing functions” to sell the chemical reagent, and to assist in getting a contract signed for not less than a fixed supply of the chemical reagent at a set price. Baker Petrolite has no records demonstrating that FT Corp. ever performed the first two of the three enumerated services, or any other work after the award of the chemical contract. In fact, after Baker Petrolite was awarded the chemical contract with KazTransOil, FT Corp. did no other work for Baker Petrolite. By mid-June 1998, FT Corp. had succeeded in winning the contract for Petrolite and had negotiated a final price for the chemical that resulted in a commission of approximately 30%.
     52. By mid-December 1998, with six stages of the 10-stage contract complete, Petrolite’s District Manager had learned that the particular individual with whom he had negotiated an agency agreement on behalf of FT Corp. was also a high-ranking executive of KazTransOil. Company documents from later periods also demonstrate that the District Manager interacted with this same individual on other contracts. Despite knowing that the individual was then a high-ranking executive of KazTransOil, Baker Hughes’ Baker Petrolite subsidiary nevertheless continued to make the commission payments to the agent through the end of the contract.
     53. In total, between July 1998 and April 1999, Baker Hughes’ Baker Petrolite subsidiary paid approximately $1.05 million to FT Corp., via a Swiss bank account, in connection with business with KazTransOil totaling approximately $3,276,000 in gross revenues (reflecting approximately a 30% commission rate). Baker Petrolite inappropriately recorded these payments in its books and records as “commission” payments.
D. Books and Records and Internal Controls Violations
Payments with respect to Angola
     54. From August 1998 to 2003, Baker Hughes paid in excess of $10.3 million in commissions to an Angolan agent under circumstances in which the company failed to adequately assure itself that such payments were not being passed on to employees of Sonangol,

Angola’s state-owned oil company, to obtain or retain business in Angola. In addition, between 1999 and 2002, Baker Hughes paid in excess of $1.2 million to another Angolan agent whose principal, Baker Hughes later learned when it conducted appropriate due diligence, was then the brother of a senior-level Sonangol employee.
Angolan Agent No. 1
     55. Baker Hughes inherited its agency relationship with “Angolan Agent No. 1,” a dual citizen of Angola and Portugal, from the Western Geophysical division of Western Atlas Corporation (“Western Geo”). Prior to becoming an operating division of Baker Hughes as a result of its acquisition by Baker Hughes in August 1998, Western Geo was one of two operating subsidiaries of Western Atlas International Inc. (“Western Atlas”) focusing on seismic services throughout the world for offshore geophysical exploration.
     56. Western Geo first hired Angolan Agent No. 1 as its agent in Angola in 1995 to assist it with obtaining seismic data processing work in Angola. The then-head of Sonangol’s Geophysical Department advised a Western Geo employee that in order for Western Geo to win the data processing work, it would have to hire Angolan Agent No. 1 as its agent. Western Geo followed this advice and subsequently hired Angolan Agent No. 1 in May 1995; as promised, Western Geo subsequently was awarded the data processing project.
     57. Western Atlas’ other operating subsidiary, Western Atlas Logging Services (“Wireline”), which focused on measurements and analysis of the basic productive capacity at a well site (called “wireline logging”), also desired to break into the Angolan oil services market. In early 1996, Wireline hired Angolan Agent No. 1 at the urging of Sonangol employees and negotiated directly with a senior-level Sonangol employee over Angolan Agent No. 1’s rate of commission payments and the scope of his work.

     58. Baker Hughes inherited these agency relationships with Angolan Agent No. 1, as a result of its acquiring Western Atlas in August 1998. At that time, the employees responsible for retaining Angolan Agent No. 1 for Western Atlas’ Western Geo and Wireline subsidiaries continued on as employees of Baker Hughes.
     59. In 1998, a Baker Hughes employee told his supervisor at the time about his conversation with a senior-level Sonangol employee, wherein the employee revealed a detailed knowledge of Angolan Agent No. 1’s agency agreement, but his supervisor dismissed it as a function of the small Angolan community that harbored no secrets.
     60. In April 2000, Baker Hughes was billed for the travel expenses from Angola to Portugal and back to Angola of a senior-level Sonangol employee and his family, and this travel expense was then deducted from the commission accrual for Angolan Agent No. 1. Baker Hughes otherwise maintained no documentation indicating that this travel was for, on behalf, or to the benefit of Baker Hughes, or that Baker Hughes had any legitimate reason for reimbursing the travel costs of the Sonangol employee.
     61. Between late 2002 and 2004, and during an ongoing company dispute with Angolan Agent No. 1 over nonpayment of commissions, a Baker Hughes business development manager (the same Baker Hughes employee described above) heard directly and repeatedly from senior-level Sonangol employees that they wanted Baker Hughes to pay Angolan Agent No. 1 the disputed commissions. In February 2003, Baker Hughes paid Angolan Agent No. 1 a commission of approximately $381,000.
     62. From 1998 to 2003, Baker Hughes paid Angolan Agent No. 1 over $10.3 million on gross revenues of approximately $149.9 million, and recorded in its books and records the payments made to Angolan Agent No. 1 as “commission” payments.

Angolan Agent No. 2
     63. In April 2000, Baker Hughes’ INTEQ division formally engaged Angolan Agent No. 2 as its agent in Angola in connection with offshore work including a project called “Kizomba A.” Baker Hughes retained Angolan Agent No. 2, who was the brother of a senior-level Sonangol employee, without conducting any due diligence despite the fact that Baker Hughes was revamping its due diligence policies for retaining agents as of January 1, 2000. In total, between 1999 and 2002, INTEQ paid Angolan Agent No. 2 approximately $1.2 million in commission payments in connection with generating revenues to INTEQ of over $30 million, and accounted for such payments as “commissions” on its books and records.
     64. In September 2002, INTEQ abruptly terminated its relationship with Angolan Agent No. 2. At least one of the reasons for Angolan Agent No. 2’s termination was that INTEQ’s Country Manager for Angola and its Regional Manager for Europe, Africa, and the Middle East had discovered that Angolan Agent No. 2 was the brother of a senior-level Sonangol employee. As part of the severance with Angolan Agent No. 2, INTEQ agreed to pay Angolan Agent No. 2 accrued commissions of nearly $500,000.
Payments in Nigeria to Reduce P.A.Y.E. Taxes
     65. In May 2001, a subsidiary of Baker Hughes in Nigeria disregarded clear warnings of potential FCPA violations and paid Nigerian state tax officials, directly or indirectly, in exchange for receiving a reduced income tax bill, and then inaccurately recorded such payments on its books and records.
     66. In May 2001, the local tax authority in Nigeria assessed a Nigerian subsidiary of Baker Hughes’ Baker Atlas division (“BA Nigeria”) for underpayment of certain local income taxes of 57 million Naira (approximately $500,000). This tax assessment (for “pay-as-you-earn” taxes or P.A.Y.E. taxes) was based on the fact that the number of expatriate employees listed on

BA Nigeria’s monthly tax returns was less than that listed on its immigration forms. By mid-May 2001, a BA Nigeria local accountant had met with tax officials to negotiate a possible settlement, and succeeded in negotiating a reduced settlement of at most 12 million Naira (approximately $105,000). The tax accountant was told by the Nigerian tax officials that after review with their supervisor, it was possible that they could agree to a discounted settlement of between 8.5 and 9 million Naira.
     67. By May 16, 2001, negotiations had resulted in the Nigerian tax officials proposing that the tax assessment be settled by a payment of 12 million Naira split between a 6 million Naira payment to the Nigerian government and a 6 million Naira payment to then-unnamed Nigerian tax officials. On May 16, 2001, a BA Nigeria employee told his supervisor, the District Manager for Nigeria, that he had discussed the Nigerian tax officials’ proposal with Baker Hughes’ International Tax Manager for the Asia Pacific Region, and based on those discussions, a payment to the officials could violate the FCPA. A follow up email from the same employee indicated that he had then discussed the matter with the District Manager, who determined on his own that the FCPA would not be violated by making such a payment because “all companies are doing the same in Nigeria.”
     68. Between May 16 and May 21, 2001, BA Nigeria reached an agreement with the tax authorities that if BA Nigeria paid approximately 4.2 million Naira to persons connected with the local tax authority, then its official P.A.Y.E. tax liability would be fixed at approximately 4.8 million Naira (for a total of 9 million Naira). On May 21, 2001, BA Nigeria received an official assessment from the tax authorities stating that BA Nigeria’s total outstanding P.A.Y.E. tax liability for 2000 was approximately 4.8 million Naira, or less than ten percent of the original assessment. On May 23, 2001, the District Manager authorized a payment for approximately 4.8 million Naira to the tax authorities. In addition, on that same day, the District Manager authorized a second payment for approximately 4.2 million Naira to a Nigerian agent; the two payments totaled approximately 9 million Naira.
     69. Although the Nigerian agent produced an invoice to BA Nigeria, dated May 18, 2001, indicating that he was the Group Managing Director of a local company and that he performed “tax consultancy matters” for BA Nigeria, that invoice was false because no such services were provided by the agent. The payment instead was made at the request of the Nigerian tax officials to obtain a reduction in BA Nigeria’s P.A.Y.E. tax liability.
     70. Baker Hughes’ books and records indicate that the payments to the tax authority and to the Nigerian agent collectively were related to BA Nigeria’s reduction in its P.A.Y.E. tax assessment. Baker Hughes’ general ledgers reflect that the 4.8 million Naira payment to the Nigerian local tax authority and the 4.2 million Naira payment to the agent were recorded consecutively in the books as “miscellaneous expenses” and were similarly described as being related to “additional statutory tax levied 2000 audit.” In addition, BA Nigeria’s District Manager directed that the only supporting document to be retained for the payment to the agent be the May 21 official assessment letter.
Payments to Kazakh Company for Land Lease Option
     71. In 2002, Baker Hughes sought access to land near the North Caspian Sea in Kazakhstan in connection with its bid on another oil services contract, this time involving an offshore development known as the KCO Project. The tender required Baker Hughes to demonstrate, among other things, that it had access to land adjacent to the Caspian Sea in which it could develop a fluids and cutting treatment service depot (or a “mud plant”).
     72. Fearnley encouraged Baker Hughes to focus on a site at Bautino Bay, Kazakhstan; a plot of land owned by a Kazakh company (“SCo.”). In April 2002, Fearnley communicated to two Baker Hughes division employees why engaging in a land transaction with

SCo. would benefit Baker Hughes’ bid on the KCO Project, telling them in an e-mail that SCo. was “only a front for the real owners who are influential.” On other occasions, Fearnley indicated that an individual who held a high-ranking executive position within KazMunaiGas, the newly-organized national oil company of Kazakhstan formed in February 2002 from the merger of Kazakhoil and Transneftegas, had connections to SCo., and this was “another big influence factor for us winning the [KCO Project].” By at least September 2002, Fearnley was aware that a principal partner of SCo. was the same agent to which he had agreed in 2000, on Baker Hughes’ behalf, to make commission payments for the Karachaganak project.
     73. By August 2002, Baker Hughes personnel working on the KCO Project bid understood that a former high-ranking exeuctive of Kazakhoil, and then-current high-ranking executive of KazMunaiGas, was directing certain of SCo.’s negotiations with Baker Hughes. In addition, Baker Hughes personnel knew that the same individual had recommended the Bautino Bay site owned by SCo. to Baker Hughes.
     74. In early 2003, Baker Hughes authorized two payments totaling $60,000 to SCo. for an option lasting eight months to lease its parcel of land at Bautino Bay in connection with Baker Hughes’ bid on the KCO Project. The lease option agreement states that a company incorporated in the United Kingdom (“A Holdings”) was a fifty percent beneficial owner in the Kazakh company offering the land lease option to Baker Hughes. Due diligence should have revealed an affiliation between A Holdings and Baker Hughes’ agent for the Karachaganak project. Baker Hughes, however, made these option payments to SCo. without conducting any due diligence on the company. In addition, Baker Hughes did not adequately assure itself that payments to the Kazakh company would not be passed on, in whole or in part, to government officials in Kazakhstan in exchange for retaining or obtaining the oil services contract.

Ultimately, Baker Hughes allowed the option to lapse, which terminated after the commencement of the Commission’s investigation.
Payments to Agent N Corp.
     75. Between March 1998 and September 2004, Baker Hughes’ wholly-owned subsidiary Baker Petrolite, specializing in sales of anti-corrosion products, made payments to its agent for Kazakhstan, Russia and Uzbekistan (“N Corp.”) totaling nearly $5.3 million on gross revenues estimated at approximately $65 million. These payments were made under circumstances in which Baker Petrolite failed to adequately assure itself that the payments were not being passed on to employees of state-owned oil companies in order to obtain or retain business for Baker Petrolite. Baker Petrolite recorded such payments on its books and records alternately in accounts described as “commissions” or in accounts described as “cost of goods sold.”
     76. The commission payments Baker Petrolite paid to N Corp. were essentially equivalent to “finder’s fees.” Baker Petrolite would agree with the agent to sell a product to customers at a fixed price and N Corp. would keep as a commission any amount it could obtain on top of the fixed price. Over time, Baker Petrolite fixed the commission amount as a percentage of sales to specific continuing customers, including customers that were state-owned entities of the Republic of Kazakhstan.
     77. Baker Petrolite either did not sign, or did not retain, any formal written consulting agreement with N Corp. until a consulting agreement was executed in January 2002, or nearly four years after N Corp. had commenced work on behalf of Baker Petrolite. Instead, the entire arrangement with N Corp. was based on oral agreements and written correspondence. Though Baker Hughes had revised its FCPA procedures in connection with the retention of agents, the 2002 consulting agreement did not contain the full FCPA provisions required by the new procedures. In addition, N Corp. made it through Baker Hughes revised due diligence procedures, including its review by an outside law firm hired by the company to assist with its agent recertifications, until its relationship with Baker Hughes was terminated in late 2004.
     78. From 1998 to early 2002, a substantial number of the commission payments were made, at N Corp.’s request, in cash (thereafter, the payments were all made by wire transfer). Some such payments were funded by providing a Baker Petrolite employee with cash advances that were later repaid via intercompany transfers.
     79. When not paid in cash, Baker Petrolite generally paid N Corp., a registered Panamanian company, commission payments via wire transfer to five different bank accounts outside of the countries where services were apparently being performed, including two accounts in the United States and three accounts in Latvia.
     80. In late 1999, the Baker Petrolite employee responsible for hiring N Corp., and requesting that commissions be paid to it, received $146,832.36 from N Corp. in the form of three checks drawn on one of N Corp.’s U.S. bank accounts.
     81. In 2001, certain customers accepted increased prices from Baker Petrolite or modified their product supply orders from Baker Petrolite primarily as a result of Baker Petrolite’s decisions on the amount of commissions it would pay its agent N Corp. In this regard, Baker Petrolite did not ensure that the amount of commissions ultimately paid to N Corp. on behalf of its government-owned customers was not also linked to price and product order negotiations.
     82. Baker Petrolite conducted no due diligence with respect to N Corp. until December 2001, or three years after N Corp. had first been engaged. When conducted, the due diligence revealed several “red flags,” including that the beneficial owners of N Corp. were unknown and that its business phone number was potentially linked to a property owned by the

Russian government. Despite such knowledge, Baker Petrolite continued to retain and pay commissions to N Corp. until late 2004, when Baker Petrolite terminated its relationship with N Corp.
Payments to Freight Forwarder to Bypass Customs Process in Indonesia
     83. In Indonesia between 2000 and 2003, Baker Hughes’ Centrilift division, specializing in providing complete oil pumping systems, and its Baker Atlas division paid certain freight forwarders to import equipment into Indonesia using a “door-to-door” method that was designed to bypass the regular customs clearance process. In so doing, Centrilift and Baker Atlas failed to adequately assure themselves that the fees paid to the freight forwarders were not, in part, being passed on to Indonesian customs officials. Fees that Centrilift and Baker Atlas paid to the freight forwarders in connection with the “door-to-door” shipments were recorded to accounts for “Freight Courier Service” or “Freight Invoiced” on Centrilift’s books and records and to an account for “Shipping, Crating” on Baker Atlas’ books and records.
     84. In a 2001 memo drafted by a consultant to Centrilift and distributed internally at the company among a region and country-level manager, the “door-to-door” process was described as an “illegal procedure” under Indonesian law “used to avoid the customs clearance process.” The memo further described “door-to-door” as an expeditious shipping process that required that a “fee [be] paid to the Indonesian customs officials by the freight forwarding company,” and that generally involved no paper work to the importer and no proof that any customs taxes or duties had in fact ever been paid. Nevertheless, the “door-to-door” practice at Centrilift continued in spite of the memo. In fact, when over one year later the region manager who had been privy to the consultant’s memo emailed subordinates stating that the “door-to-door” delivery of equipment was illegal and should be discontinued, this directive was ignored and Centrilift employees continued to employ the “door-to-door” method of importing equipment into Indonesia until mid-2003.
     85. At Baker Atlas, the “door-to-door” method was employed between 2000 and 2003 despite indications that the regular customs clearance process in Indonesia was being bypassed. These indications included the fact that Baker Atlas generally was invoiced a lump sum fee from the freight forwarder for expedited importing of equipment into Indonesia without any supporting documentation showing that customs duties had been paid. Moreover, if Baker Atlas had imported freight into Indonesia pursuant to the regular customs clearance process, it typically would have submitted for a refund of a portion of applicable customs duties; whereas, when the “door-to-door” method was used, Baker Atlas did not submit for a refund of customs duties.
Payments to Customs Brokers to Resolve Customs Deficiencies in Nigeria
     86. In Nigeria between at least 2001 and 2005, Baker Hughes’ Baker Oil Tools division, operating through a company subsidiary called Baker Nigeria Limited (“BNL”), authorized certain customs brokers to “intervene” with Nigerian customs authorities on its behalf to resolve alleged underpayments of customs duties directly with the authorities. In connection with such “interventions,” BNL paid the customs brokers a fixed 50% amount of the alleged underpayment. Throughout this period, BNL paid in excess of $2.5 million to these customs brokers to resolve customs disputes with Nigerian authorities, BNL was not informed of the final resolution of the alleged underpayment, and BNL did not receive records of any payments supposedly paid to customs by such customs brokers.
     87. In connection with revamping its compliance procedures, and after the initiation of the current investigation in August 2003, Baker Hughes conducted a worldwide review of customs procedures in each of its operating countries, including Nigeria. Though the review included questionnaires and interviews of company employees, this customs practice did not come to light during that review process. Rather, the practice was not discovered until March 2005 by a Baker Oil Tools managing director who was handling a routine review of BNL invoices from customs processors and noted certain irregular charges. Baker Hughes recorded the fees paid to the customs brokers for these efforts as “customs processing” expenses of the brokers on its books and records.
Payments to Kazakh Nuclear Official
     88. In March 2000, Baker Hughes’ Baker Atlas division desired to obtain a license in Kazakhstan, as required by Kazakh law, to import and operate tools with radioactive components. Baker Atlas was approached by a Kazakh individual who proposed that Baker Atlas pay $9,000 to a company where the Kazakh individual served as director in exchange for his procuring the applicable licenses. Two Baker Atlas employees independently identified the Kazakh individual as being a government official with (according to one employee) either the Kazakh Atomic Agency or (according to the other) the Kazakh Committee of Nuclear Energy at the time. Baker Atlas made the payment in cash directly to the Kazakh individual, and Baker Atlas obtained the necessary permit. Baker Atlas’ accounting records reflect neither any payment to the Kazakh individual nor his company, and no receipts or other document exist to reflect the recording of the transaction. In addition, no due diligence was conducted on the Kazakh individual or his company prior to the transaction.
E. Events Occuring After Entry of Commission’s 2001 Cease-and-Desist Order
     89. The following events occurred following entry of the Commission’s 2001 cease-and-desist Order against Baker Hughes:
▪	Baker Hughes made twenty-three commission payments totaling approximately $3.7 million to its agent retained in connection with the Company’s being awarded the Karachaganak contract while knowing that such payments would, in whole or in part, be forwarded to a high-ranking executive or other senior-level employees at KazakhOil, Kazakhstan’s then national oil company;
▪	Baker Hughes’ Baker Petrolite subsidiary made fifty-six payments totaling approximately $3.2 million to its agent N Corp. while not adequately assuring itself that all or a portion of such funds were not being funneled to employees of state-owned oil companies in exchange for business obtained or retained;

▪	Baker Hughes made multiple payments to freight forwarders for “door-to-door” shipment of equipment into Indonesia while not adequately assuring itself that such funds, in part, were not being passed on to Indonesian customs officials;

▪	Baker Hughes made multiple payments in excess of $2.5 million to certain customs brokers in Nigeria to resolve alleged customs deficiencies while not adequately assuring itself that such payments, in part, were not being passed on to Nigerian customs officials;

▪	Baker Hughes made one payment totaling approximately $381,000 to Angolan Agent No. 1 while not adequately assuring itself that such money would not be funneled, in whole or in part, to senior-level employees of the Angolan government-owned oil company Sonangol;

▪	Baker Hughes made two payments totaling approximately $667,000 to Angolan Agent No. 2 while not adequately assuring itself that such funds were not being funneled to employees of the Angolan government-owned oil company Sonangol; and

▪	Baker Hughes made two payments totaling $60,000 to a Kazakhstan company to purchase a land lease option while being aware of the company’s connections to a high-ranking executive of the Kazakh national oil company and to its agent for the Karachaganak contract.
CLAIMS FOR RELIEF
FIRST CLAIM
Violations of Commission Cease-and-Desist Order
[Baker Hughes]
     90. Paragraphs 1 through 89 are re-alleged and incorporated by reference.
     91. On September 12, 2001, the Commission ordered that Baker Hughes cease and desist from causing any violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. In the Matter of Baker Hughes Incorporated, Exchange Act Rel. No. 34-44784 (September 12, 2001).
     92. By reason of the foregoing, the Company committed violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. Accordingly, the Company has violated, and unless ordered to comply will violate, the Commission’s September 12, 2001 order.
SECOND CLAIM
Violations of Section 30A of the Exchange Act
[Baker Hughes]
     93. Paragraphs 1 through 92 are re-alleged and incorporated by reference.
     94. As described above, Baker Hughes, and certain of its subsidiaries, corruptly offered, promised to pay, or authorized illicit payments to a person, while knowing that all or a portion of those payments would be offered, give, or promised, directly or indirectly, to foreign officials for the purposes of influencing their acts or decisions in their official capacity, inducing them to do or omit to do actions in violation of their lawful duties, securing an improper advantage, or inducing such foreign officials to use their influence with a foreign government or instrumentality thereof to assist Baker Hughes in obtaining or retaining business.
     95. By reason of the foregoing, Baker Hughes violated the anti-bribery provisions of the FCPA, as codified at Section 30A of the Exchange Act [15 U.S.C. §78dd-1].
THIRD CLAIM
Violations of Section 13(b)(2)(A) of the Exchange Act
[Baker Hughes]
     96. Paragraphs 1 through 95 are re-alleged and incorporated by reference.
     97. As described above, Baker Hughes, and its subsidiaries, failed to make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflected its transactions and dispositions of its assets.
     98. By reason of the foregoing, Baker Hughes violated the books-and-records provisions of the FCPA, as codified at Section 13(b)(2)(A) [15 U.S.C. §78m(b)(2)(A)].
FOURTH CLAIM
Violations of Section 13(b)(2)(B) of the Exchange Act
[Baker Hughes]
     99. Paragraphs 1 through 98 are re-alleged and incorporated by reference.
     100. As described above, with respect to improper payments to foreign officials, Baker Hughes and certain of its United States and foreign subsidiaries failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) payments were made in accordance with management’s general or specific authorization; and (ii) payments were recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for its assets.

     101. By reason of the foregoing, Baker Hughes violated Section 13(b)(2)(B) of the Exchange Act [15 U.S.C. § 78m(b)(2)(B)].
FIFTH CLAIM
Violations of Section 13(b)(5) of the Exchange Act
[Baker Hughes]
     102. Paragraphs 1 through 101 are re-alleged and incorporated by reference.
     103. By engaging in the conduct described above, Baker Hughes knowingly failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that transactions were recorded in its books and records in accordance with Section 13(b)(2)(A) of the Exchange Act.
     104. Baker Hughes also falsified, or caused to be falsified, its books and records.
     105. By reason of the foregoing, Baker Hughes violated Section 13(b)(5) of the Exchange Act [15 U.S.C. § 78m(b)(5)].
SIXTH CLAIM
Violations of Section 30A of the Exchange Act
and the Aiding and Abetting of those Violations
[Fearnley]
     106. Paragraphs 1 through 4, 8, 11 through 47, and 71 through 74 are re-alleged and incorporated by reference.
     107. As described above, Roy Fearnley, as an employee of Baker Hughes, corruptly offered, promised to pay, or authorized illicit payments to a person, while knowing that all or a portion of those payments would be offered, give, or promised, directly or indirectly, to foreign officials for the purposes of influencing their acts or decisions in their official capacity, inducing them to do or omit to do actions in violation of their lawful duties, securing an improper advantage, or inducing such foreign officials to use their influence with a foreign government or instrumentality thereof to assist Baker Hughes in obtaining or retaining business.
     108. By reason of the foregoing, Fearnley violated the anti-bribery provisions of the FCPA, as codified at Section 30A of the Exchange Act [15 U.S.C. § 78dd-1].
     109. Fearnley knowingly provided substantial assistance to Baker Hughes in connection with its violations of Section 30A of the Exchange Act [15 U.S.C. § 78dd-1].
     110. By reason of the foregoing, Fearnley aided and abetted Baker Hughes’ violations of Section 30A of the Exchange Act [15 U.S.C. §78dd-1].
SEVENTH CLAIM
Aiding and Abetting of Baker Hughes’ Violations
of Section 13(b)(2)(A) of the Exchange Act
[Fearnley]
     111. Paragraphs 1 through 4, 8, 11 through 47, 71 through 74, and 106 through 110 are re-alleged and incorporated by reference.
     112. As described above, Fearnley knowingly provided substantial assistance to Baker Hughes in connection with its violations of Section 13(b)(2)(A) of the Exchange Act [15 U.S.C. §§ 78m(b)(2)(A)].
     113. By reason of the foregoing, Fearnley aided and abetted Baker Hughes’ violations of Section 13(b)(2)(A) of the Exchange Act [15 U.S.C. § 78m(b)(2)(A)].

EIGHTH CLAIM
Aiding and Abetting of Baker Hughes’ Violations
of Section 13(b)(2)(B) of the Exchange Act
[Fearnley]
     114. Paragraphs 1 through 4, 8, 11 through 47, 71 through 74, 106 through 113 are re-alleged and incorporated by reference.
     115. As described above, Fearnley knowingly provided substantial assistance to Baker Hughes in connection with its violations of Section 13(b)(2)(B) of the Exchange Act [15 U.S.C. §§ 78m(b)(2)(B)].
     116. By reason of the foregoing, Fearnley aided and abetted Baker Hughes’ violations of Section 13(b)(2)(B) of the Exchange Act [15 U.S.C. § 78m(b)(2)(B)].
NINTH CLAIM
Violations of Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder
[Fearnley]
     117. Paragraphs 1 through 4, 8, 11 through 47, 71 through 74, 106 through 116 are re-alleged and incorporated by reference.
     118. As described above, Fearnley knowingly circumvented a system of internal accounting controls.
     119. Fearnley also caused to be falsified Baker Hughes’ books and records.
     120. By reason of the foregoing, Fearnley violated Section 13(b)(5) of the Exchange Act [15 U.S.C. § 78m(b)(5)] and Rule 13b2-1 thereunder [17 C.F.R. § 240.13b2-1].

PRAYER FOR RELIEF
     WHEREFORE, the Commission respectfully requests that this Court enter a judgment:
     A. Ordering Baker Hughes to comply with the Commission’s September 12, 2001 order issued in In the Matter of Baker Hughes Incorporated.;
     B. Permanently enjoining Baker Hughes from violating Sections 30A, 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Exchange Act [15 U.S.C. §§ 78dd-1; 78m(b)(2)(A) and (B) and 78m(b)(5)];
     C. Permanently enjoining Defendant Fearnley from violating Sections 30A and 13(b)(5) of the Exchange Act [15 U.S.C. §§ 78dd-1 and 78m(b)(5)] and Rule 13b2-1 thereunder [17 C.F.R. § 240.13b2-1];
     D. Permanently enjoining Defendant Fearnley from aiding and abetting violations of Section 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act [15 U.S.C. §§ 78dd-1; 78m(b)(2)(A) and (B) and 78m(b)(5)];
     E. Ordering all defendants to disgorge ill-gotten gains, with prejudgment interest, wrongfully obtained as a result of their illegal conduct;

     F. Ordering all defendants to pay civil penalties pursuant to Sections 21(d)(3) and 32(c) of the Exchange Act [15 U.S.C. §§ 78u(d)(3) and 78ff]; and
     G. Granting such further relief as this Court may deem just and appropriate.
Dated: April 26, 2007

Respectfully submitted,

/s/ David Williams
David Williams (“Atty. in Charge”) (CA # 18385)
Christopher R. Conte
Richard W. Grime
Kevin M. Loftus
Giles T. Cohen

100 F Street, N.E.
Washington, D.C. 20549-4631
(202) 551-4548 (Williams)
(202) 772-9233 (facsimile)
Attorneys for Plaintiff,
Securities and Exchange Commission

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